Exhibit 99.1

Investor presentation TASE & NASDAQ - MDGS July 2015

Investors presentation | July 2015 [ 2 ] This presentation may contain statements that are “Forward - Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward - looking statements contain these identifying words. By their nature, Forward - Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward - Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward - Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward - Looking Statements, whether as a result of new information, future developments or otherwise. Nothing in this presentation should be deemed to be medical or other advice of any kind. Cautionary statements

Leadership

Medigus

Dr Nissim Darvish
Chairman

Senior Managing Director, OrbiMed Israel. MD, PhD. Previously partner with Pitango, Founder and CEO of Impulse Dynamics - $250m realization event. Led investment through several exits including SuperDimension ($300m to Covidien)

Chris Rowland
CEO

25 years of medical device senior leadership experience, including 17 years in senior leadership roles at Boston Scientific, President Americas at Given Imaging, recently acquired by Covidien for $860m, President/CEO of IntraPace

Oded Yatzkan
CFO

19 years experience in financial management, 12 years at Medigus. Oded is a CPA and received his MBA with specialization in finance at Ben Gurion University of the Negev. Participate at the IPO on TASE (2006) and Medigus listing on NASDAQ (2015)

[3] Investors presentation | July 2015

Investors presentation | July 2015 [ 4 ] Leadership Vice - President of Sales & Business Development at Xlumena . He led the US launch and commercialization efforts for the AXIOS™ Stent leading to acquisition by BSX. Prior to Xlumena , Jeremy spent 11 years in the GI Endoscopy Division of Boston Scientific.  Jeremy Starkweather VP Sales & Marketing USA Milena Ridl VP Operations EU Menashe Sonnenschein VP Operations Israel 20 years experience in healthcare, fluent in 5 languages. Vice President Sales and Marketing Simpiria Spine, Vice President Europe, Middle East Africa MiMedx Group, Director Medtronic/ Kyphon Founding member and officer of Medigus, 20 years R&D leadership in starts - ups, directly responsible for the development of the MUSE platform. Menashe has his M. Sc in electrical engineering and electronics from Ben Gurion University of the Negev.

Investors presentation | July 2015 [ 5 ] Company highlights 5 L ead product – MUSE™ System for minimally invasive GERD surgery – FDA cleared and CE marked, initial revenue Category 1 CPT Code for Esophagogastric Fundoplasty Trans - Orifice Procedure received from AMA in March 2015 Compelling technology; world’s smallest video camera combined with flexible, endosurgical tools Large market opportunity, high gross margin, single - use device 71 issued patents

Investors presentation | July 2015 [ 6 ] A flexible endoscope with vision + surgical capability Small, high resolution video camera Stapler using standard surgical staples Ultrasound 6 MUSE™ System for GERD; FDA cleared & CE mark What we do

Investors presentation | July 2015 [ 7 ] GERD (gastric reflux) – the condition Problem Lax lower esophageal sphincter  Result Stomach acid rising through lax sphincter Consequences GERD a precursor to esophageal cancer stomach Good stomach Bad

Investors presentation | July 2015 [ 8 ] GERD # population in the US 24 m adults suffer from GERD 14 . 5 m have GERD symptoms 2 x / week in the US 8 . 6 m with severe GERD go untreated 7 x increased probability of esophageal cancer from daily GERD Aliment Pharmacol Ther . 2010 Nov; 32 (10): 1222 - 7 www.ncbi.nlm.nih.gov/pubmed/ 20955441

Investors presentation | July 2015 [ 9 ] Current therapy Source: Gut. 2012 ; 61 (4): 501 - 506 Laparoscopic Nissen F undoplication • Unpopular ( 2 % of patients) • Invasive (laparoscopic) procedure • Dysphagia, bloating and pain are common Medical treatment • Huge market, but doesn’t solve underlying problem • ~ 40 % not satisfied with PPI’s • FDA warnings on chronic use

Investors presentation | July 2015 [ 10 ] MUSE hits the ‘Treatment Gap’

Investors presentation | July 2015 [ 11 ] Treatment gap – between PPI users & lap patients Severity of Symptoms and Dissatisfaction High GERD patients Long term PPI use Surgery Low Severity of Symptoms and Dissatisfaction High Long term PPI use Surgery Low None treated None treated GERD  patients Chronic GERD ( 24 M patients) Chronic GERD ( 24 M patients) MUSE™ Upside  Current Market MUSE™

Potential

Investors presentation | July 2015 [ 12 ] How MUSE™ works Trans - oral Fundoplication The MUSE™ device is placed through the esophagus and into the stomach The MUSE™ device is then retroflexed below the Z line and the stapling position is located using direct visualization and ultrasound. The MUSE™ ratchet is engaged and positioned to correct stapling position. Ultrasound and concave/convex surfaces provide alignment

Investors presentation | July 2015 [ 13 ] Similar clinical results – but less invasive LAF MUSE ™

Investors presentation | July 2015 [ 14 ] MUSE™ multi center trial outcomes ( http://rd.springer.com/article/ 10 . 1007% 2 Fs 00464 - 014 - 3731 - 3 ) 85 % of patients stopped or significantly reduced PPI usage 65 % were off PPI completely 20 % reduced dosage by ≥ 50% 73 % reduced GERD HRQL (off PPI) score by ≥ 50 % Acid Exposure Mean percentage of time pH < 4 . 0 significantly reduced from 10 . 9 to 7 . 3 between baseline and 6 months (p<. 001 ) Anatomical Change The proportion of patients with Hill Grade score > 2 was 0 . 661 before and 0 . 062 after the procedure (p<. 0001 )

Investors presentation | July 2015 [ 15 ] Durability – 4 & 5 year results Medigus MUSE™ – Pilot Study of 13 patients 92 % success GERD - HRQL score dropped ≥ 50 % from baseline ( 12 / 13 patientss ; remaining patient dropped 48%) 77 % Stopped or reduced PPI usage ≥ 50% ( 10 / 13 patients)

Investors presentation | July 2015 [ 16 ] Advantages of MUSE procedure 1. Reducing clinical risks related to open surgery. 2. Minimal invasive procedure 3. System includes: Vision + light + tools 4. Ultrasound guided 5. Endoscope mounted surgical stapler 6. Single operator 7. Disposable surgical device 8. Cost efficient See & treat

Competitive landscape

Medigus

	Medigus MUSE™	EGS Esophyx	Torax Linx	Mederi Stretta
clinical				
True anterior fundoplication (identical to current standard)	yes	yes	no	no
Minimally invasive	yes	yes	no	yes
Minimal risk of migration or damage to adjacent organs	yes	yes	no	no
Minimal/no potential of erosion	yes	yes	no	yes
technology				
Direct vision as part of the endoscope, no other devices needed	yes	no	no	no
Ultrasound to guide tissue thickness and stapling accuracy	yes	no	no	no
Use of standard surgical staples	yes	no	no	no
Single use surgical endoscope	yes	no	no	no
MRI safety	yes	yes	no	yes
operator				
Number of operators	1	2	1	1
Medical specialty	GI/Surgeon	GI/Surgeon	Surgeon	GI/Surgeon

[17] Investors presentation | July 2015

Investors presentation | July 2015 [ 18 ] MUSE™ vs competition Summary – why MUSE™? Clinical value No Incision, no scar, less invasive True surgical anterior fundoplication Clinical equivalence to current standard Durable results using standard surgical staples Economic benefit Single operator, surgical endoscope Out patient procedure Potential to eliminate lifelong medication Efficient and cost effective CE marked, FDA cleared risk Low High reward Low High Torax / EGS/ Stretta Lap Nissen drugs MUSE™

Investors presentation | July 2015 [ 19 ] Commercialization strategy Expanding presence in target markets • Expanded US commercial team in position • 4 year, $ 17 m deal signed with Sinopharm in China Clear regulatory pathway • US FDA cleared • EU CE mark in place Achieve clinical and publication milestones • Peer review data published in two publications • 4 & 5 year follow up for MUSE published • Registry underway in 10 US/EU locations • Advisory board and Societies engaged Develop a scalable commercial model • Leverage US and DE reimbursement • Reproducible training program implemented (US & EU) • Trained 48 MD’s from 30 COE’s in 2014 • Targeting 100 MD’s from 50 COE’s in 2015 • Initial commercial procedures completed

Investors presentation | July 2015 [ 20 ] Overview of camera business 20 NASA ATV - 5 – VIPIR robot • Smallest video camera in the world • Proprietary video technology

Investors presentation | July 2015 [ 21 ] Goals of camera business Yield significant partnerships • Medical applications • Industrial applications Incubate next gen Medigus device using miniaturized camera • Natural orifice surgery • Digestive disease focus 2015 – signing a $ 500 K agreement with NASA NASA ATV - 5 – VIPIR robot

IP summary – key issued patents

Medigus

Endoscopic device having ultrasonic positioning USA, Israel, Mexico, Canada	Transgastric method for carrying out a partial fundoplication USA	Autoclavable imager assembly USA, Australia, Israel, Canada,	Stapling device USA, Israel, Germany, UK, France, South Korea, Canada
Articulation section USA, Israel	Endoscopic device comprising linear staplers and a video camera on its distal end USA	Method of performing surgical procedures on patients suffering from hiatal hernia USA	Multipurpose Endoscopy Suite Germany, UK, Israel
Fundoplication apparatus and method USA, S.Africa, Mexico, Israel, Japan, Canada, UK, Germany, France, New Zealand	Stapler for endoscopes USA, Australia, New Zealand, S.Africa, Mexico, Israel, Japan, Canada, UK, Germany, France, Italy	Multiple view endoscopes USA, Australia, New Zealand, S.Africa, Mexico, Japan, Canada, UK, Germany, France, Italy	Small diameter video camera Japan, US (for Medical Device & Visualization Probes)

[22] Investors presentation | July 2015

Investors presentation | July 2015 [ 23 ] Milestones 2016 2015 COMMERCIALIZATION Train 40 Centers and 80 MD’s on MUSE 80 MUSE procedures Drive US private payer program Drive US reimbursement Validate German reimbursement Train 70 Centers and 150 MD’s on MUSE 200 MUSE procedures Global MUSE Registry MUSE Single center trials CLIN

Investors presentation | July 2015 [ 24 ] Summary Received positive recommendation from AMA for a new Category 1 CPT Code for US Medicare Reimbursement Unique single use, surgical platform will re - define natural orifice surgery (NOS) Compelling clinical data, less trauma to patient, no incision, cost effective Large market opportunity, high gross margin, differentiated, procedure specific device Industry - leading healthcare investors; OrbiMed and J&J

Investors presentation | July 2015 [ 25 ] Financial summary • Cash position as of March 31 st 2015 ~$ 10 . 9 m • Number of employees on June 30 2015 – 46 • Capital structure as of June 30 2015 *: 249 . 9 million shares outstanding 352 . 1 million outstanding – fully diluted shares • Shareholders holdings as of June 30 2015 : • Orbimed Israel 19 . 43% • Migdal - Insurance 7 . 97% • Migdal – Pension 4 . 29% • Migdal – Mutual funds 0 . 17% • Senvest Israel Partners 6 . 48% • Senvest International 3 . 57% • Senvest Partners 1 . 68% • Founders 9 . 10% • Dexxon 7 . 63% • Armistice Capital 6 . 13% • Public 33 . 55% • Total 100 . 00% *The data on this slide is as of the dates noted above, and does not take into account the results of the public offering in Isr ael announced on July 9 , 2015 , pursuant to which the Company expects to issue an aggregate of an additional 70 , 525 , 000 ordinary shares and 35 , 262 , 500 new Series 9 warrants on or about July 12 , 2015 .

Thank you!